SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Pacific Internet Limited

(Name of Subject Company)

Pacific Internet Limited

(Name of Persons Filing Statement)

Ordinary Shares

(Title of Class of Securities)

Y66183-10-7

(CUSIP Number of Class of Securities)

Deborah Foo, Vice President, Group Legal

89 Science Park Drive, #01-07 The Rutherford, Singapore 118261

Tel: (65) 6771 0884

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a Copy to:

Ashok K. Lalwani

Baker & McKenzie. Wong & Leow

Millenia Tower, # 27-01

1 Temasek Avenue

Singapore 039192

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Items 1 through 8.

Pacific Internet Limited hereby incorporates by reference the information set forth in the Circular to Shareholders dated May 16, 2007 and attached hereto as Exhibit (a)(2)(i) in response to the information required by Items 1 through 8 of this Schedule 14D-9.

Item 9. Exhibits

The following exhibits are filed with this statement:

Exhibit No.	Description
(a)(2)(i)	Circular to Shareholders dated May 16, 2007

(a)(2)(ii)	Letter to Shareholders dated May 16, 2007

(a)(5)(i)	Announcement dated May 16, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2007	PACIFIC INTERNET LIMITED

/s/ Phey Teck Moh
	Name:	Phey Teck Moh
	Title:	President & CEO

Exhibit Index

Exhibit No.	Description
(a)(2)(i)	Circular to Shareholders dated May 16, 2007

(a)(2)(ii)	Letter to Shareholders dated May 16, 2007

(a)(5)(i)	Announcement dated May 16, 2007